October 15, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Request for Withdrawal of Application (the “Application”) for an Order Pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “1940 Act”), and Rule 17d-1 Under the 1940 Act Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act (File No. 812-14963)

Ladies and Gentlemen:

On October 10, 2018, Blackstone Alternative Asset Management L.P. and certain of its affiliated investment advisers (collectively “BAAM”) filed the Application seeking relief to allow registered funds managed by BAAM to engage in certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act.

The Application inadvertently included certain applicants. By this letter, BAAM hereby respectfully requests that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto. BAAM intends to re-file the Application with the correct list of applicants.

Sincerely,

/s/ Peter Koffler

Peter Koffler

General Counsel

Blackstone Alternative Asset Management L.P.

345 Park Avenue New York NY 10154

T 212 583 5000    F 212 583 5749

www.blackstone.com